Exhibit 21.1

SUBSIDIARIES OF PACER INTERNATIONAL, INC.

Jurisdiction of Incorporation
Cross Con Terminals, Inc.	Delaware
Intermodal Container Service, Inc., d/b/a Harbor Rail Transport	California
Manufacturers Consolidation Service of Canada, Inc.	Delaware
Pacer Cartage, Inc.	Delaware
Pacific Motor Transport Company d/b/a Pacer Transport	California
PLM Acquisition Corporation d/b/a Professional Logistics Management	Delaware
Conex Global Logistics Services, Inc.	Delaware
GTS Transportation Services, Inc.	California
RFI Group, Inc.	Delaware
RF International, Ltd.	New York
Ocean World Lines, Inc.	Delaware
Pacer Global Logistics, Inc.	Ohio
Pacer Logistics, Inc.	Delaware
Pacer Stacktrain S. de R.L. de C.V	Mexico